COVID-19 Demo Day: See 13 startups fighting the virus →

Invest in Radix Motion

Entertainment Software Technology Mobile Games

Using immersive technology to let people connect in 3D even if they are apart

RADIXMOTION.COM SAN FRANCISCO CALIFORNIA


MEU
By Radix Motion



55% of human communication is body language but our current use of social media actually disconnects us from our own body leading to problems of growing depression and obesity. If we don't utilize technology in ways that are healthy for our bodies and actually connect us we are at risk of losing our humanity.

Sarah Hashkes CEO @ Radix Motion

Why you may want to invest in us...

1. The future of human communication is in 3D and we have the 1st product utilizing 3D movement data.
2. We have a VR prototype with >1.5k users sending 3D interactive hugs, dances & kisses asynchronously.
3. We are launching an AR mobile app at AWE pitch competition, the largest augmented reality event.
4. Our products are based on our CEO's published neuroscience research into embodiment and psychedelics
5. Our team lives and breathes immersive technology and both co-founders are experienced entrepreneurs.
6. Since Covid-19: creating 3D-enhanced parties funded by users donating. 55% increase in use in April.
7. Our API can transform many industries and enable research into psychedelic states and embodiment.
8. Our AR & VR apps were built with a 90K investment, don't you want to see what we build with more $?

Why investors ❤ us

WE'VE RAISED $145,906 SINCE OUR FOUNDING



Sarah and Matt are going to be people that the technology world hears about for years to come, and I think Radix will be their first major success. The more I talked with Sarah and learned about her passion for this technology, her amazing fund of knowledge, and the clarity and potential of her plans, the more compelled I was to invest. One lecture she gave as one of the most enlightening things I have watched in some time, and an e-mail she wrote that listed some of the possibilities for the product left me realizing that they could truly change and disrupt entire industries. I also did some research, and no one else is doing what they are doing, and their soon-

... *read more*

Alan Jacobson Clinical Psychologist

LEAD INVESTOR | INVESTING $5,000 THIS ROUND



This is technology i can use.

Stephen H. Lewis



Sarah and Matt have a great vision for expression and human connection. I trust that they'll continue creating the best products to expand what they already have.

Neilda Pacquing

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Sarah Hashkes

CEO

Opened the first immersive VR lab at Radboud university. Published the first academic paper using the Predictive Coding frameworks to explain what psychedelics do to brains. I've built prototypes for 3 other start-ups and a VR experience for FB.

in



Matthew How

CTO

Helped launch the first interactive and procedural animated virtual character on twitch. I'm a full stack developer with a passion for dance and media.

in

In the news

March 24, 2020 @ gen.medium.com

Fwd: October 2019 Oculus Start Newsletter

Welcome to another installment of the Oculus Start Member Newsletter, providing the latest news, tips and stories crafted especially for you.

March 24, 2020 @ bit.ly

Downloads

Wefunder Meu 3 .pdf

Story


MEU
Matt and Sarah met July 2017.
They immediately connected over their love of immersive technology, dance and climbing trees.


Matt and Sarah Co-founder dated for a year and a half. They created a new experimental prototype every two weeks under the label of Virtual Bytes. They combined Sarah's Neuroscience research with the latest immersive technology. They open sourced their experiments and focused on educating users, developers and designers to create healthy tech.
VIRTUAL BYTES
VIRTUAL BYTES


MEU
This Is Your Brain On VR
Watch later
Share
This Is Your Brain On VR

In July 2018 Sarah and Matt were accepted to oculus launch pad with their idea of creating a social messenger that lets players send movements instead of emoji's. The prototype was called Emovji.



Emovji Week 7 - Live User Testing



Combining Neuroscience And Immersive Technology To Strengthen The Connection Between Brain And Body

In December 2018 Sarah and Matt opened their company, Radix Motion.

In Feb 2019 Sarah and Matt were accepted to boostVC with their prototype.

They used the 90K investment to bring in a dream team and changed the name of Emovji to ... MEU



MEU Team - Dreamers And Telepaths In Training
SARAH - CEO
MATTHEW- CTO
ISAAC
ATLEY
NIKO
JAMIE
Digital artist and visual designer.

MEU Was accepted to the curated museum section of Siggraph, the #1 computer graphic conference, where the VR app was launched in July 2019.



thrive
SIGGRAPH2019
SIGGRAPH


MEU Was accepted to awe, the #1 Augmented Reality conference, where it plans to launch the mobile AR app.
Meu will be one of the only booths in the virtual conference still offering an interactive experience as well as a 3D-Enhanced dance off party.
We are also part of the AWE Pitch competition


Covid-19 Update
To help solve some of the problems from physical distancing we launched a limited version of our mobile app ahead of schedule (4.17) to allow our 1.5K VR users (230 MAU for April) to send 3D messages, hugs and kisses to all their friends who don't have VR.
Creating 3D-enhanced dance parties for conferences and online events. Sending interactable dances into peoples homes.
MEU PARTY PARTY PARTY
Friday 4.17.20 9:00 pm pdt Virtual 3D enhanced Dance Party Featuring DJ CAY LOVE
APR 17
Meu Dance Party
MESSAGE
Going
Share
Save
More
320 going or interested including Matt, Kai and 99 others
Fri, Apr 17 at 9:00 PM - 11:00 PM PDT
This week
Wherever you are


MEU
I Stay 6 Feet Away and Dance Everyday
Watch later
Share

Investor Q&A

– COLLAPSE ALL

What does your company do?

Radix Motion combines neuroscience and immersive technology to strengthen the connection between brain and body. Meu, our prototype, is the first social platform based on 3D human movement data. Players can share their 3D moves and play asynchronous movement games or create their embodied emojis and share them as gifs anywhere. Meu uses Radix Motion's Movement Data Channels, uniquely bridging VR and mobile AR. We are building an API into our tech to transform the spacial computing industry.

Where will your company be in 5 years?

We want to be the newest and coolest interactive social platform, somewhere between Snapchat and TikTok with hundreds of millions of users sending dances and playing 3D movement games with each-other. We want our API to drive many other fitness and movement related mobile apps. We want the unique data sets from Meu to train AI's that bridge the gap between our physical selves and technology.

Why did you choose this idea?

55% of human communication is body language but our current use of social media actually disconnects us from our own body leading to problems of growing depression and obesity. If we don't utilize technology in ways that are healthy for our bodies and actually connect us we are at risk of losing our humanity.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

We are at the stage where mass adoption of immersive technology is happening. Every new phone has the ability to project 3D data. There are 760 million potential users that have hardware able to display 3D movement data and we estimate the TAM to be 38B$ and growing.
With the current biological threat or COVID-19 leading to mass isolation of populations it's become crucial to utilize technology to simulate our physical connection and we are the only company using 3D movement data to solve some of the problems from the inability to share the same space.

How far along are you? What's your biggest obstacle?

We have a more then 1.5K users in our VR prototype and early testers of our mobile AR app. Our VR app was accepted to Siggraph, the most predigested computer graphics conference last year. We are lunching our AR mobile app at AWE playground and pitch competition at the end of May. Our biggest obstacle is getting noticed in the current attention economy.

Who competes with you? What do you understand that they don't?

We have created the first social platform that is based on 3D movement data allowing users to share their movements and play asynchronous movement based games or create their own embodied emojis and share them as gifs anywhere. Many social platforms have understood the potential of communication with avatars and gifs but they have not understood the potential in 3D human movement data as a new form of media and expression.
In the 3D motion capture arena there is a company called RADiCAL that is focused on detecting and reconstructing 3D human motion from 2D content. They are geared toward professional animators as you can upload a video file and then 10 min later download a .fbx file. We see a possibility of our 3D date sets helping them.

How will you make money?

Our revenue model is taking a dual approach:
We plan to monetize our mobile app - with in app purchases, allowing users to monetize their unique generated content and aligned ads.

We are creating an API that will allow other companies to plug into our movement data channels - Charge Directly for an API, by Call or Subscription.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Every social network faces the chicken and egg problem. Can we grow our 1.5k user base in VR into a massive user base in mobile?
If we fail the the likely reason is we haven't created a streamed enough process for our users to get their friends to join the platform or haven't given users enough avatar options to feel they identify with their avatars.
We need to increase avatar possibilities as fast as we can and finish the development of the full features of the mobile app to allow people to get all their contacts from other social media to join.

What are the metrics in which you will measure your success?

The amount of increased physical movement humanity has due to using our technology is the core metric we care about when it comes to our wellness goals. The second metrics is how much return on investment can we give especially to our early investors and the users that believe in us!

Financials

Radix Motion has financial statements ending May 11 2020. Our cash in hand is $4,696, as of May 2020. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $800/month.

At a Glance

January 1 to December 31

$4	$80,140	$0
Revenue	Net Profit	Short Term Debt

$0	$4,696
Raised in 2020	Cash on Hand As of 05/11/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Radix Motion combines neuroscience and immersive technology to strengthen the connection between brain and body.

Meu, our prototype, is the first social platform based on 3d movement data allowing users to share their movements and play asynchronous movement games or create their embodied emojis and share them as gifs anywhere. Meu uses Radix Motion's Movement Data Channels, uniquely bridging VR and mobile AR. We are building an API to allow other apps to integrate our Movement Data channels.

We want to be the newest and coolest interactive social platform, somewhere between Snapchat and TikTok with hundreds of millions of users sending dances and playing 3d movement games with each-other. We want our API to drive many other fitness and movement related mobile apps.
We want the unique data sets from Meu to train AI's that bridge the gap between our physical selves and technology.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Radix Motion Inc was incorporated in the State of Delaware in October 2018.

Since then, we have:

- We are the first company that utilizes 3d movement data letting people send 3d hugs, dances and kisses asynchronously.
- We have a prototype in the market with more then 1k users.
- We just launched our mobile app that let's anyone receive 3d messages from people who have VR and have been gaining traction.

Historical Results of Operations

Our company was organized in October 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $3.67 compared to the year ended December 31, 2018, when the Company had revenues of $0.
- *Assets.* As of December 31, 2019, the Company had total assets of $9,859.96, including $9,859 in cash. As of December 31, 2018, the Company had $0.43 in total assets, including $0.43 in cash.
- *Net Loss.* The Company has had net losses of $80,140 and net losses of $39 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $0 for the fiscal year ended December 31, 2019 and $0 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $90,000 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 4 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Radix Motion Inc cash in hand is $4,696, as of May 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $800/month, for an average burn rate of $800 per month. Our intent is to be profitable in 12 months.

The two co-founders have been bootstrapping for the last few months converting the VR prototype that was built with the whole team to a Mobile AR app. We have maintained a balance in our account to make sure the servers keep running and we can pay an accountant for taxes. This will not change until we fund-raise.

We are currently focused on growing our user base before we start to monetize. We expect to be able to monetize our API and in app purchases in the next 9-12 months if we successfully raise 250K.

If we raise less money than what we need to reach this mile stone but have a large user base we will use an advertisement revenue model for the mobile app.

Our expenses for the next 6 are for development. Based on how much money we raise we will be able to bring on more or less of the original team. Our minimal expenses to keep the 2 co-founders developing for the next 6 months is 30K.

We are constantly talking to VC's and Angel and hope to get them on board to hasten our development effort but have no firm offers as of this filing.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:	Gross Margin:	Return on Assets:
2,183,664%	100%	813%
Earnings per Share:	**Revenue per Employee:**	**Cash to Assets:**
$0.01	$2	100%
Revenue to Receivables:	**Debt Ratio:**	
~	0%	

combineGaap.pdf

Risks

1. Consumer Immersive AR/VR technology is in its infancy. There is little data around how fast it will be adopted by users and we might be too early for the market.

2. Our end-to-end solution for creating movement data channels combines a stack of complex technology, from recording the movement data, indexing it, using inverse kinematic algorithms to replay it on various avatars and then rendering and displaying it in 3D. We have de-risked the technology with our working prototype, and have been testing it with users, but we might encounter some problems as we scale and build new features that will slow our development process.

3. Covid-19 is impacting hardware development of immersive technology; which might impact our ability to grow a larger user base, especially in VR.

4. We are currently the first company using human movement data and bridging social interactions in Mobile AR/VR/Web but new competitors might come along and lower our chance of taking over a large market share in the immersive tech field.

5. We are a small team of Immersive tech experts. The loss of services of a member may have an adverse effect on the company and finding a new expert might slow our development.

6. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
sarah (sarit) hashkes	CEO @ Radix Motion	2018

Officers

OFFICER	TITLE	JOINED
Matthew Hoe	CTO	2018
sarah (sarit) hashkes	CEO	2018

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Matthew Hoe	4,000,000 Common Stock	49.8%
sarah (sarit) hashkes	4,000,000 Common Stock	49.8%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$34,914	SAFE
12/2018	$90,000	SAFE

Outstanding Debts

None.

Related Party Transactions

None.

Use of Funds

$50,000	Finish Developing Social Network features (90%): >Import contacts from phone (also into VR) >Implement sending group messages. > Export AR messages to 2D media (tiktok/giphy) Sales/Marketing (2.5%): >Reach out to festivals/conferences>Reach out to dancer and movement influencers Wefunder intermediary fee (7.5%)
$150,000	All of the above, plus develop advanced features (92.5%): > Multiple Avatars (Option for users to upload their 3D faces) >More accurate analysis of movement similarity and control panel to give users feedback of their movements. Wefunder intermediary fee (7.5%)
$250,000	All of the above, plus develop API: allow other apps to benefit from our movement data channels. (90%) Sales/Marketing - find initial testers and clients for API (2.5%). Wefunder intermediary fee (7.5%)

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	8,000,000	Yes

The Funding Portal

Radix Motion is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.